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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the period ended April 6, 2004

           GLAXOSMITHKLINE PLC
       GLAXOSMITHKLINE CAPITAL PLC                GLAXOSMITHKLINE CAPITAL INC.
          (Name of Registrants)                       (Name of Registrant)
          980 Great West Road,                     1105 North Market Street,
               Brentford,                        Suite 1300, New Castle County,
           Middlesex, TW8 9GS                      Wilmington, Delaware 19801
    (Address of principal executive             (Address of principal executive
               offices)                                     offices)

                            ------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                                 --------------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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         In connection with the issuances of (i) 2.375% Notes due 2007 by
GlaxoSmithKline Capital plc ("GSK Capital plc") pursuant to a prospectus supplement, dated March 30, 2004, to the registration statement on Form F-3 (File No. 333-104121) (the "Registration Statement"); (ii) 4.375% Notes due 2014 by GlaxoSmithKline Capital Inc. ("GSK Capital Inc.") pursuant to a prospectus supplement, dated March 30, 2004, to the Registration Statement; and (iii) 5.375% Notes due 2034 by GSK Capital Inc. pursuant to a prospectus supplement, dated March 30, 2004, to the Registration Statement, each of which are guaranteed by GlaxoSmithKline plc (the "Guarantor" and, together with GSK Capital plc and GSK Capital Inc., the "Registrants"), the Registrants hereby incorporate by reference the exhibits to this report on Form 6-K into the Registration Statement.

         EXHIBITS

         1.3 Underwriting Agreement, dated as of March 30, 2004, among GSK Capital Inc., the Guarantor, and the Representatives of the Underwriters.

         1.4 Underwriting Agreement, dated as of March 30, 2004, among GSK Capital plc, the Guarantor, and the Representatives of the Underwriters.

         4.3 Indenture, dated as of April 6, 2004, among GSK Capital Inc., Citibank, N.A., as trustee, and the Guarantor.

         4.4 Indenture, dated as of April 6, 2004, among GSK Capital plc, Citibank, N.A., as trustee, and the Guarantor.

         4.5      Form of Note for GSK Capital plc's 2.375% Notes due 2007.

         4.6      Form of Note for GSK Capital Inc.'s 4.375% Notes due 2014.

         4.7      Form of Note for GSK Capital Inc.'s 5.375% Notes due 2034.

         5.3 Opinion of Cleary, Gottlieb, Steen & Hamilton, special U.S. counsel to GSK Capital Inc., GSK Capital plc and the Guarantor, with respect to GSK Capital plc's 2.375% Notes due 2007.

         5.4 Opinion of Cleary, Gottlieb, Steen & Hamilton, special U.S. counsel to GSK Capital Inc., GSK Capital plc and the Guarantor, with respect to GSK Capital Inc.'s 4.375% Notes due 2014 and 5.375% Notes due 2034.

         5.5 Opinion of Cleary, Gottlieb, Steen & Hamilton, special U.K. counsel to GSK Capital Inc., GSK Capital plc and the Guarantor, with respect to GSK Capital plc's 2.375% Notes due 2007.

         5.6 Opinion of Cleary, Gottlieb, Steen & Hamilton, special U.K. counsel to GSK Capital Inc., GSK Capital plc and the Guarantor, with respect to GSK Capital Inc.'s 4.375% Notes due 2014 and 5.375% Notes due 2034.

                                       2
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                               GlaxoSmithKline plc
                           GlaxoSmithKline Capital plc
                          GlaxoSmithKline Capital Inc.
                                  (Registrants)

By:  /s/ Victoria A. Llewellyn
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     VICTORIA A. LLEWELLYN
     Authorized Signatory for and on behalf of
     GlaxoSmithKline plc
     GlaxoSmithKline Capital plc and
     GlaxoSmithKline Capital Inc.

Date: April 7, 2004